UNITED STATES

SECURITIES AND EXCANGE COMMISSION

Washington, D.C. 20548

FORM 12b-25

NOTIFICATION OF LATE FILING

333-126680

(Commission File Number)

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAVEN GOLD CORP.
(Full Name of Registrant)

(Former Name if Applicable)

7250 N.W. Expressway, Suite 260
(Address of Principal Executive Office (Street and Number))

Oklahoma City, Oklahoma 73132
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the auditor's review of the Registrant's financial statements in order to complete the 10-KSB prior to filing. The issues could not be resolved in time to meet the filing deadline. The Registrant expects that it will file its 10-KSB within 15 calendar days from the date of this filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ted Kozub	250	809-9185
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Raven Gold Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 29, 2008	By:	/s/ Mike Wood
Mike Wood, Chief Executive Officer & President

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